UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRX, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

898452107
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898452107
1.	NAMES OF REPORTING PERSONS Norwood H. Davis, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,156,586.6132*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,156,586.6132*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,586.6132*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%**
12.	TYPE OF REPORTING PERSON IN

__________________________

* Includes 232,462 shares held by Davis Family Holdings, LLC, 472,067 shares held by Davis Family Holdings II, LLC, 450,000 shares issuable upon the exercise of options and 2,057.6132 shares acquired pursuant to the Issuer's Employee Stock Purchase Plan. Mr. Davis is the managing member of each of Davis Family Holdings, LLC and Davis Family Holdings II, LLC.

** Based on 18,754,801 shares, which includes 18,304,801 shares of TRX, Inc. common stock outstanding on December 31, 2007, and assumes the issuance of 450,000 shares upon exercise of  Mr. Davis' options.

Item 1.

(a) Name of Issuer:

TRX, Inc.

(b) Address of Issuer's Principal Executive Offices:

6 West Druid Hills Drive
Atlanta, GA 30329

Item 2.

(a) Name of Person Filing:

Norwood H. Davis, III

(b) Address of Principal Business Office or, if None, Residence:

6 West Druid Hills Drive
Atlanta, GA 30329

(c) Citizenship:

U.S.A.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

898452107

Item 3. Not applicable

Item 4. Ownership:

(a)	Amount beneficially owned:		1,156,586.6132*
(b)	Percent of class:		6.2%**
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	1,156,586.6132*
	(ii)	Shared power to vote or to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the disposition of:	1,156,586.6132*
	(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of the Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

Not Applicable

__________________________

* Includes 232,462 shares held by Davis Family Holdings, LLC, 472,067 shares held by Davis Family Holdings II, LLC, 450,000 shares issuable upon the exercise of options and 2,057.6132 shares acquired pursuant to the Issuer's Employee Stock Purchase Plan. Mr. Davis is the managing member of each of Davis Family Holdings, LLC and Davis Family Holdings II, LLC.

** Based on 18,754,801 shares, which includes 18,304,801 shares of TRX, Inc. common stock outstanding on December 31, 2007, and assumes the issuance of 450,000 shares upon exercise of  Mr. Davis' options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	/s/ Norwood H. Davis, III Name: Norwood H. Davis, III